FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                            Report of Foreign Issuer



                                09 January 2003



                  CRH announces development initiatives totalling
                   euro 348 million in the second half of 2002

                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Development Strategy Update released on 09 January 2003


           D E V E L O P M E N T     S T R A T E G Y     U P D A T E


                                                                 January 9, 2003

                CRH ANNOUNCES DEVELOPMENT INITIATIVES TOTALLING
                  EURO 348 MILLION IN THE SECOND HALF OF 2002


CRH plc, the international building materials group, announces a range of development initiatives totalling euro 348 million undertaken during the second half of 2002. These initiatives, which are in addition to the EHL and U.S. Aggregates transactions announced in May and the first-half Development Strategy Update released in July, bring total development spend for 2002 to approximately euro 1 billion, of which one-third arises in Europe with the balance in the Americas.

Commenting on these developments, Liam O'Mahony, CRH Chief Executive, said:

"We are pleased to report the continued success of our well-established development strategy which has delivered a total of 24 acquisitions and investments during the second half of 2002. These initiatives will help drive growth and our ability to service markets across all Divisions of the Group."


The principal initiatives contained in this Development Strategy Update are:

  - Materials - Europe : euro 21.3 million

    Acquisition of an aggregates and ready-mixed concrete producer in Switzerland and a quarry business in the Republic of Ireland.

  - Products & Distribution - Europe : euro 63.8 million

    Four acquisitions in Belgium, the United Kingdom, Estonia and Switzerland in combination with the buyout of an insulation joint venture in the Netherlands.

  - Materials - The Americas : euro 85.3 million

    Eight add-on acquisitions in New York State, New York City, Montana, Iowa and Ohio.

  - Products & Distribution - The Americas : euro 177.2 million

    Seven acquisitions in the Precast, Architectural Products and Distribution Groups together with a laminated glass joint venture in the United States and an additional 30% stake in a glass fabricator in Chile.


Contact at Dublin 404 1000 (+353 1 404 1000)


Liam O'Mahony Chief Executive

Harry Sheridan Finance Director

Myles Lee General Manager - Finance


                                    ********


                CRH ANNOUNCES DEVELOPMENT INITIATIVES TOTALLING
                  EURO 348 MILLION IN THE SECOND HALF OF 2002


CRH plc, the international building materials group, announces a range of development initiatives totalling euro 348 million undertaken during the second half of 2002. These initiatives, which are in addition to the EHL and U.S. Aggregates transactions announced in May and the first-half Development Strategy Update released in July, bring total development spend for 2002 to approximately euro 1 billion, of which one-third arises in Europe with the balance in the Americas.

Materials - Europe : euro 21.3 million

Switzerland

In December, the Division acquired HARD, a producer of aggregates, ready-mixed concrete and sand-lime bricks located 17 kilometres to the east of Zurich. With annual sales of euro 11 million, the deal constitutes Jura Materials' first step into the Zurich marketplace and is in line with its strategy to concentrate development initiatives in cities exhibiting higher-than-average growth prospects.

Republic of Ireland

In November, the Roadstone-Wood Group purchased a small stone producer, Allister Quarries. The transaction provides a high-quality source of aggregates in the northeast of the country.

The total cost of the two development initiatives undertaken by the Materials - Europe Division is euro 21.3 million including goodwill of euro 1.3 million.

Products & Distribution - Europe : euro 63.8 million

Concrete Products Group

In August, the Concrete Products Group acquired Douterloigne, a manufacturer of reinforced hollowcore flooring, concrete pavers and blocks with three production plants in the north and the west of Belgium and annual sales of euro 19 million. In addition to affording critical mass to CRH's existing structural concrete operations in Belgium (Omnidal and Schelfhout), the deal offers strategic linkages with the EHL Group in Germany and Struyk Verwo in the Netherlands.

Building Products Group

In August, CRH Fencing & Security acquired 74.4% of Geoquip, a leading manufacturer and supplier of electronic (predominantly fence-mounted) intrusion detection systems based in Derbyshire in the United Kingdom with annual sales of euro 6 million. The acquisition further broadens the group's product portfolio and increases its exposure to the high-growth security sector.

Insulation Group

In October, the Insulation Group bought the outstanding 50% stake in EcoTherm, a manufacturer of polyurethane insulation products with annual sales of euro 55 million. Operating from production facilities in the Netherlands and the United Kingdom, EcoTherm provides a strong base for further development to meet increasingly stringent insulation standards in all European markets.

Also in October, the group purchased Mabo Aumek, a producer of expanded polystyrene (EPS) in the small Estonian market. The transaction complements CRH's existing EPS insulation activities in Finland, Sweden and Denmark (which were acquired in late-2001 through the purchase of ThermiSol) and provides the opportunity to benefit from continuing developments in building regulations in the Baltic States.

Distribution Group

In October, Richner (formerly Jura Distribution) purchased BBH Baubedarf Holding, a builders merchant with annual sales of euro 154 million and 27 branches located in the northeast of Switzerland. In conjunction with the Vicom Baubedarf transaction announced in the first-half 2002 Development Strategy Update, this deal provides market leadership in the German-speaking part of the country, significantly strengthens the geographical coverage of Richner's branch network and yields additional benefits in terms of purchasing and logistics.

The total cost of the five Products & Distribution - Europe acquisitions is euro
63.8 million, on which goodwill of euro 11.7 million arises.

Materials - The Americas : euro 85.3 million

New York/New Jersey Group

New York State

In August, the Division acquired selected assets of Madison Highway Products comprising a limestone quarry with 47 million tons of permitted aggregate reserves, a crushing facility and two asphalt production plants. With annual sales of euro 7 million, Madison's operations represent an excellent fit with the Group's existing aggregate and asphalt business in the Syracuse area in upstate New York.

Tilcon New York (TNY)

In July, Oldcastle Materials purchased ConAgg Recycling Corp., the largest recycler of concrete-based construction debris and producer of sub-base aggregate material in New York City, generating annual sales of euro 8 million. In addition to enlarging TNY's customer base, the acquisition is expected to give rise to substantial added value from higher volumes and the elimination of duplicate administrative functions.

The acquisition of Plaza Materials, an aggregate and asphalt supplier with a small trap rock quarry and three asphalt plants in TNY's market area and annual sales of euro 9 million, was completed in August. This transaction enhances TNY's aggregate reserves and asphalt presence in southern New York State.

Western Group

Northwest

In December, the Division acquired NUPAC, a fully integrated construction materials business based in Kalispell, Montana. With annual sales of euro 8 million and owned aggregate reserves of 17 million tons, the deal provides an excellent geographic fit with CRH's existing businesses in western Montana.

Iowa

Following the purchase of Hallett Materials and Des Moines Asphalt in August 2001 and the subsequent additions of Nuckolls Concrete Services in January 2002 and Hosteng Concrete and Gravel and J.W. Ready Mix and Construction in June 2002, Oldcastle Materials has completed a number of additional bolt-on deals in the region. The acquisition of selected ready-mixed concrete assets of Rasmussen Lumber and A.M. Cohron in western Iowa and two sand and gravel pits at Emmetsburg and Auburn in northwestern Iowa with 8 million tons of aggregate reserves represents a continuation of the Division's strategy to establish an integrated materials business in Iowa. Combined annual sales are euro 6 million.

Central Group

Shelly Group

In August, the Shelly Group acquired Chesterhill Stone Co., one of the largest aggregates and concrete producers in the rural markets of southeast Ohio and northcentral West Virginia. With annual sales of euro 27 million and long-term access to 42 million tons of reserves, the transaction expands Shelly's geographical position in southeastern Ohio and offers considerable scope for the realisation of value-adding synergies.

The total cost of the eight deals completed by Materials - The Americas amounts to euro 85.3 million, on which goodwill of euro 23.4 million arises.

Products & Distribution - The Americas : euro 177.2 million

Precast Group

In August, the Precast Group acquired Christy Concrete Products, a leading manufacturer of precast concrete and polymer utility boxes in the western United States. With two production facilities and one distribution depot serving markets in California, Nevada, Arizona and Oregon and annual sales of euro 23 million, the acquisition increases the Group's exposure to the growing and attractive utility box segment.

Two acquisitions, Andrew Corporation's Shelter Division and Irving N. Loomis & Sons, were completed in October. With annual sales of circa euro 13 million, Andrew's Shelter Division manufactures controlled environment shelters primarily for sale to wireless telephone companies. Economies of scale will be realised through the consolidation of shelter production at Andrew's Georgia facility, thus strengthening the Group's competitive position. The acquisition of Irving
N. Loomis, a concrete pipe manufacturer in northeastern Pennsylvania with annual sales of euro 4 million, extends the geographic reach of the Group's Pipe Division into New York State and provides substantial opportunity for the transfer of best practice initiatives in production and purchasing.

Precast Systems, a leading manufacturer of precast concrete manholes and drainage products in the high-growth Houston, Texas market with annual sales of euro 15 million, was acquired in November. Through its long-standing relationships with highway and civil engineering contractors in the Houston area, the acquisition complements the Precast Group's existing operations and provides a strong base for further expansion in the region.

Architectural Products Group (APG)

In October, APG purchased the Cemex Specialty Minerals Group (SMG) with annual sales of euro 76 million. SMG, which serves markets in the Mid-Atlantic and northeastern United States from five plants and two distribution outlets in Massachusetts, New Jersey, Pennsylvania, Virginia and Ohio, sells bagged decorative stone, palletised and bulk lime, industrial fillers, and other related products to major national retailers and to commercial and industrial users. This business, which has since been renamed Oldcastle Stone Products, provides APG with a major growth platform in the decorative stone and soil conditioner markets, complementing the existing retail lawn and garden product offering.

The purchase of SMG was followed in December by the acquisition of Dixie Cut Stone & Marble. With annual sales of euro 49 million, Dixie manufactures patio products, bagged decorative stone, architectural limestone, marble and granite products, and distributes other landscaping and building stone products. In addition to extending Oldcastle Stone Products' geographic reach into Michigan and facilitating marketing synergies, the addition of Dixie broadens the product range thus providing substantial future growth opportunities with national homecenter and mass merchant chains.

Glass Group

In July, as part of its edge diversification strategy, the Glass Group entered into a joint venture arrangement with Arpal Aluminium Systems to supply blast-resistant commercial window and shield systems to various U.S. Government agencies. The joint venture, which will purchase its laminated glass requirements from the Glass Group, provides a complementary platform for the Group's core activities.

Distribution Group

In July, in line with its stated strategy to augment market presence in major metropolitan areas, Oldcastle Distribution acquired ARZEE Supply, a six-branch distributor of siding, roofing and related products in northern New Jersey and New York. With annual sales of euro 75 million, the acquisition provides increased exposure to the more attractive residential roofing segment and is anticipated to lead to substantial synergies in the purchasing and logistics functions.

South America

In August, in accordance with the terms of a buyout option negotiated at the time of its initial investment in 1999, CRH acquired an additional 30% shareholding in Vidrios Dell Orto bringing its total stake to 80%. Dell Orto is the market leader in glass tempering and glass/aluminium distribution in Chile with annual sales of euro 10 million. This investment positions CRH to benefit further from a variety of product mix and productivity enhancements undertaken by Dell Orto management in recent years.

The total cost of the nine acquisitions/investments completed by Products & Distribution - The Americas amounts to euro 177.2 million including goodwill of euro 57.5 million.


                                   ** Ends **


  CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.404
                            1000 FAX +353.1.4041007

   E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam
                           Square, Dublin 2, Ireland



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date: 09 January 2003



                                                    By: ___/s/ M. P. Lee___

                                                        M. P. Lee
                                                        General Manager Finance